June 10, 2003


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Hennessy Advisors, Inc. (the "Company") and, under the date of November 4, 2002, we reported on the financial statements of the Company as of and for the years ended September 30, 2002 and 2001. On June 3, 2003, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated June 3, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that Pisenti & Brinker LLP was appointed as the Company's new principal accountant or that the change was approved by the audit committee of the board of directors.



Very truly yours,

                           /s/ KPMG LLP